Exhibit 99.24(b)14(c)

This Description must be accompanied or preceded by a prospectus for the Flexible Premium Deferred Variable Annuity issued under Thrivent Variable Annuity Account I. Capitalized terms have the same meaning as given to them in the prospectus, except as otherwise specified.

General

Thrivent Financial is making an exchange offer to owners of the Flexible Premium Deferred Variable Annuity contracts (W-BC-FPVA 05) issued under Thrivent Variable Annuity Account I and purchased on or after Jan. 16, 2014.

Effective Jan. 16, 2014, purchasers of a Flexible Premium Deferred Variable Annuity contract are only able to add the Guaranteed Lifetime Withdrawal Benefit (“GLWB”) at the time the contract is issued. Individuals who were not eligible at issue to add the GLWB, either because they had not yet reached the minimum issue age of 50 years old or because the GLWB was not being offered at the time, will be able to participate in the exchange program to obtain this benefit. Contracts purchased prior to the effective date listed above will continue to be able to add the GLWB Rider after the contract was issued and are not eligible to participate in this exchange offer.

Guaranteed Living Benefit

The GLWB is an optional rider benefit that you may select at the time the contract is issued. The minimum issue age to add the rider is 50. The GLWB allows you to surrender an amount up to the Guaranteed Withdrawal Amount (“GWA”) with no surrender charge for as long as the GLWB rider is in effect. Under the GLWB rider, if your Contract terminates because the GWA that is surrendered exceeds the Accumulated Value, we will continue to pay you the GWA each year, for as long as the Annuitant is alive, under a settlement agreement that we will issue. The GLWB is subject to a Maximum Annual Risk Charge of 1.25%. The current GLWB charge is 1.00% and 0.75% if you select the Moderate or Moderately Conservative Allocations, respectively.

Death Benefit Options

The Thrivent Financial Deferred Variable Annuity (W-BC-FPVA 05) offers enhanced death benefit options, including the Maximum Anniversary Death Benefit (“MADB”), Premium Accumulation Death Benefit (“PADB”) and Earnings Addition Death Benefit (“EADB”). However, if you exchange a contract to obtain the GLWB, you cannot also choose the above-mentioned enhanced death benefit options.

Sales/Surrender Charges

No surrender charge will apply upon an exchange of contracts pursuant to this exchange offer. In addition, as part of the exchange offer, the new contract will be deemed to have been issued on the same issue date as the current contract for purposes of computing the applicable surrender charge.

Compensation

We do not compensate our financial representatives for this exchange. However, we continue to compensate on any additional premium placed into the contract.

Availability of Exchange Offer

If you wish to exchange your current contract, please contact your Thrivent Financial representative or the Service Center at 800-847-4836. This exchange will only be appropriate for you if you wish to elect the GLWB and were unable to do so at the time your current contract was purchased. WE RESERVE THE RIGHT TO TERMINATE OR SUSPEND THE EXCHANGE OFFER AT ANY TIME.

Summary Comparisons

This chart highlights the differences so that you may make an informed decision based on your own financial retirement objectives and situation.

Product Features	Thrivent Financial Flexible Premium Deferred Annuity without GLWB Rider (current contract)	Thrivent Financial Flexible Premium Deferred Annuity with GLWB Rider (new contract)
Investment Options	Over 30 variable subaccounts and a fixed account as described in the prospectus.	With the GLWB Rider, your subaccount choice is limited to one of the following: – Thrivent Moderate Allocation Subaccount – Thrivent Moderately Conservative Allocation Subaccount
Optional Death Benefits and Charges (Consider your existing death benefit amount when comparing product features.)

–   Max-Anniversary (MADB): 0.10%

–  Premium Accumulation (PADB): 0.25%

–   Earnings Addition (EADB): 0.20%

Note: Total charge is reduced by 0.10% if two death benefits are selected and by 0.20% if three are selected.

– All optional Death Benefits would have to be terminated to add the GLWB Rider.
Optional Living Benefit and Charges if you add the GLWB Rider	N/A	– 0.75% - 1.00%, current charge depending on asset allocation – 1.25%, maximum charge

Investing in a variable annuity contract involves risk, including the possible loss of principal. More complete information on the investment objectives, risks, charges and expenses of the variable annuity contract and underlying investment options is included in the prospectuses, which investors should read and consider carefully before investing. Prospectuses are available from a Thrivent Financial representative or at Thrivent.com. Note: To be accompanied by or preceded by a current Prospectus for the Current Contract (Flexible Premium Deferred Variable Annuity or New Thrivent Variable Annuity).

W-BC-FPVA (05) Series, W-BC-FPVA ID (07), WR-LW-GLWB (07)

28172 N4-14